March 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Corium International, Inc.

Registration Statement on Form S-1 (File No. 333-194279)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Corium International, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, April 2, 2014, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from March 24, 2014 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated March 24, 2014:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	1,303

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

JEFFERIES LLC
LEERINK PARTNERS LLC
For themselves and as representatives of the Underwriters

JEFFERIES LLC

By:	/s/ Kevin J. Sheridan
Name:	Kevin J. Sheridan
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name:	John I. Fitzgerald, Esq.
Title:	Managing Director